UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of August 2011

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐   40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: ☐   No: ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: August 10, 2011

Q2 2011

SIERRA WIRELESS™

UNITED STATES GAAP

Second Quarter Report
For the three and six months ended June 30

AirCard®

AirPrime™

AirLink™

AirVantage™

Energy Management
Security
Mobile Consumer
Mobile Computing
Automotive

Report to Shareholders

In the second quarter of 2011, the company delivered results that were in-line with expectations and we continued to make strong progress on strategic initiatives that are positioning the company for sustainable, profitable growth.

Revenue in the second quarter 2011 was $139.9 million, representing a decline of 12% compared to the second quarter of 2010.  This year-over-year decline was principally driven by the loss of revenue from two large customers, which together accounted for nearly $25 million in revenue in second quarter of 2010.  Excluding sales to these two customers, revenue in the second quarter increased 4% on a year-over-year basis, including steady year over year growth in our core M2M business as well as significant growth in revenue from PC OEMs.

As expected, Non-GAAP gross margin improved to 28.0% in the second quarter compared to 27.4% in the first quarter of 2011.  Non-GAAP operating expenses improved significantly to $40.0 million, down $3.2 million from the first quarter of 2011.  Our sequential reduction in operating expense was better than expected and was driven primarily by an intense focus on cost management, as well as lower new product development and launch costs.  Improved gross margin, combined with lower operating expenses, led to a narrower than expected non-GAAP loss from operations of $0.8 million.

Machine-to-Machine

In our M2M line of business, we are pleased with our operational performance and continue to make strong progress on strategic initiatives as well — building on our leadership position and expanding our role in the value chain.

Validating our leadership in M2M, ABI Research recently published its 2010 market report declaring Sierra Wireless the #1 global market share player in M2M embedded modules.  Along with achieving this leadership position, we have successfully built an M2M business that is highly diversified, with strong competitive advantages that we expect to drive continued design-win momentum and steady revenue growth.

Recently, we have achieved new M2M design wins across many vertical markets, with particular success in automotive, energy, and networking.  We are securing new opportunities with existing customers like Peugeot and Denso, and have recently earned new design wins with leading European, North American and Asian car brands for telematics applications.  Smart metering demand is also increasing and we are achieving success with long term customers such as EDMI, Ambient, and Iskraemeco, as well as adding new customers in North America and globally.  And, leading OEM customers such as Cisco, Netgear, and Netcomm have selected our 4G wireless embedded modules for new enterprise, home and small business networking applications.

We also continue to invest in expanding our M2M product portfolio.  In addition to our new 4G LTE AirPrime™ embedded modules, we recently launched the AirLink™ GX400, our next generation platform for M2M gateways. This device family is now available on both Verizon and Sprint — and across Europe — and is fully upgradeable to LTE.  The new GX line is also seamlessly integrated with our recently launched AirLink Management Services, a packaged device management solution built on our AirVantage platform.

Our AirVantage™ M2M cloud computing platform continues to experience significant market traction as well.  We have already announced integration and market collaboration arrangements with key operators such as AT&T, KPN, Telenor, Verizon and Vodafone and we expect to have AirVantage integrated with over ten operators by the end of the year.  We also have a solid pipeline of OEM customers who are planning to leverage the AirVantage platform to accelerate their solution development and deployment, and to manage their remote assets.

Overall, our long term outlook for M2M remains very positive.  We continue to be bullish on the market and are seeing solid growth supported by a broad base of products, customers and channels.  We are also continuing to invest for the future in M2M and we expect to continue to experience steady revenue growth in this key market.

Sales in our M2M business were $73.9 million in the second quarter 2011, down 12% from $83.6 million in the second quarter of 2010.  Excluding sales to a single large e-book reader customer, revenue in our core M2M business was up 14% year over year.  M2M represented 53% of total company revenue in the quarter.

Mobile Computing

In our Mobile Computing line of business, we are intensely focused on the development and launch of next generation 4G products, including AirCard® mobile broadband devices and AirPrime™ wireless embedded modules.  We recently made a series of significant customer announcements that illustrate our success.  On June 8th, Rogers Wireless announced that Sierra Wireless would be providing the LTE Rocket™ Stick USB modem for launch on their new LTE network, first in Ottawa — which is now launched —and then across Canada later in 2011.  On June 21st, Telstra announced the Ultimate® Mobile Wi-Fi by Sierra Wireless, the world’s first dual-carrier HSPA+ mobile hotspot.  On July 12th, AT&T announced plans to launch their first LTE devices, the Mobile Hotspot Elevate 4G and the USBConnect Momentum 4G — both from Sierra Wireless — putting us in a clear leading position with AT&T as they prepare to launch LTE service in several markets starting this summer.  And, on August 2th, we announced full certification and technical approval of our LTE embedded modules on both Verizon and AT&T networks, the first device manufacturer to achieve this milestone.

Sales in our Mobile Computing business were $66.0 million in the second quarter of 2011, down 13% from $75.5 million in the second quarter of 2010. AirCard products were down 23% year-over-year, driven by a loss of one operator customer and a slowing of orders from other operator customers as they prepare to transition to our new 4G LTE AirCards.  However, this decline was partially offset by the continued ramp of sales to PC OEMs, such as Lenovo and Fujitsu, which reached $11.9 million in the second quarter, up 126% year over year.  More importantly, with the new products and customer wins announced in recent months, the Mobile Computing line of business is well positioned for growth heading into the second half of the year.

Outlook

Notwithstanding a slower than expected start to 2011, we believe that our company strategy is sound and that our execution on strategic initiatives has been strong. We are continuing to build on our leading market share in M2M, while also expanding our position in the M2M value chain.  In mobile computing, our platform launches with PC OEMs are beginning to ramp and we expect our new 4G LTE AirCard products to launch this summer with leading operators.

Looking forward, we believe that our fundamental growth drivers remain firmly intact:  steady growth in core M2M, new 4G LTE AirCard launches, and ramping volume with PC OEMs.  These drivers underpin our expectations for significant sequential revenue and earnings growth in the second half of 2011.

Overall, I continue to be excited about the prospects for Sierra Wireless and believe the company has the foundation necessary to drive sustainable, profitable growth. I thank you for your continued support and look forward to reporting to you on our achievements in the coming quarters.

Jason W. Cohenour

President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this letter constitute forward-looking statements or forward-looking information and, in this regard, you should read carefully the “Cautionary Note Regarding Forward-Looking Statements” in the attached Management’s Discussion and Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and six months ended June 30, 2011, and up to and including August 9, 2011.  This MD&A should be read together with our unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2011 and June 30, 2010, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2010 (the “consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance.  These non-GAAP measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on our website at www.sierrawireless.com, or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including our business outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.  Forward-looking statements:

•                  Typically include words and phrases about the future such as  “outlook”,  “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  That wireless network operators will deploy next generation networks when expected;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail under “Risks and Uncertainties” and in our other regulatory filings with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and the provincial securities commissions in Canada.

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

•                  The cost of products sold may be higher than planned or necessary component supplies may  not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be  unable to enforce our intellectual property rights or may be  subject to litigation that has an adverse outcome;

•                  The development and timing of the introduction of our new products may be  later than we expect or may be indefinitely delayed; and

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

OVERVIEW

Business Overview

Sierra Wireless Inc. (“Sierra Wireless” or the “Company”) is a global leader in the development of wireless technologies and solutions. We focus on wireless devices and applications, offering a comprehensive portfolio of products and services that reduce complexity for our customers. With sales, engineering, and research and development teams located in offices around the world, we provide leading edge wireless solutions for the machine-to-machine (“M2M”) and mobile computing markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules and software for original equipment manufacturers (“OEMs”), intelligent wireless gateway solutions for industrial, commercial and public safety applications, and an innovative platform for delivering device management and end-to-end application services. We also offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and data networks around the world.

We believe that the markets for wireless solutions in mobile computing and M2M have strong growth prospects.  We believe that the key growth enablers for these markets include the continued deployment and upgrade of wireless networks around the world, growth in the number and type of devices being wirelessly connected, a growing strategic focus on M2M services by wireless operators, and an expanding end customer awareness of the availability of such services and their benefits.

While the design and manufacture of mobile computing devices continues to be important to our business, our expansion by acquisition and organic development into M2M now makes us a global leader in this market, placing us in a strong position to benefit from the anticipated growth in both the wireless M2M and mobile computing markets.  Our acquisitions have also diversified our revenue base, broadened our product offerings and increased our scale and capabilities throughout the world.

Our line-up of M2M wireless solutions is used by a wide range of OEMs and enterprises to wirelessly enable their products and solutions.  Our M2M customers cover a broad range of industries, including automotive, networking equipment, energy, security, sales and payment, industrial control and monitoring, fleet management, field service, healthcare and consumer electronics.  Our mobile computing products are used by businesses and consumers to enable mobile broadband access to the Internet, e-mail, remote databases and corporate and consumer applications.

We sell our products primarily through indirect channels including wireless operators, OEMs, distributors and value-added resellers.

Key factors that we expect will affect our results in the near term are general economic conditions in the markets we serve, seasonality in demand, the relative competitive position of our products within sales channels in any given period, the availability of components from key suppliers, timing of deployment of mobile broadband networks by wireless operators, wireless technology transitions, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success our OEM customers achieve with sales of embedded solutions to end users and our ability to secure future design wins with both existing and new OEM customers. We expect that product and price competition from other wireless device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis.

Second Quarter Overview

As expected, market conditions for our products in the second quarter remained relatively flat compared to the first quarter as several of our major mobile computing customers continued to work through 4G product and wireless network transitions.  Compared to the first quarter, second quarter revenue was negatively impacted by the absence of revenue from Clearwire as a result of their evolving retail strategy and focus on cash management, combined with the recent natural disaster in Japan that caused production constraints at manufacturing facilities operated by our customers, as well as supply shortages for certain components used in our M2M products.

Highlights for the second quarter:

•                  Revenue was  $139.9 million, slightly down from the first quarter

•                  Gross margin at 28.0% improved from 27.4% in the first quarter

•                  Non-GAAP operating expenses improved significantly to $40 million, down $3.2 million from prior quarter, due to lower new product development and launch costs, and our intense focus on cost management

•                  Non-GAAP loss from operations was $0.8 million and diluted loss per share was $0.03

•                  Net loss was $6.8 million and diluted loss per share was $0.22

•                  M2M represented 53% of sales and core M2M revenue grew 14% year-over-year

•                  Cash balance increased to $119.2 million

Non-GAAP results exclude the impact of stock-based compensation expense, acquisition amortization, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments.  Refer to the section on “Non-GAAP measures” for additional details.

Outlook

We expect third quarter 2011 revenue to improve significantly relative to the second quarter of 2011, primarily as a result of new 4G AirCard product launches with leading mobile network operators and continued steady year-over-year growth in our core M2M business.

Our product mix in the third quarter is expected to shift more toward our Mobile Computing business as a result of new AirCard product launches.  Mobile Computing products typically have lower gross margins than our M2M products.  As a result, we expect gross margins to modestly decline in the third quarter of 2011 compared to the second quarter of 2011. We expect the impact of this change in mix on gross margin to be partially offset by component cost reductions.  Gross margin percentage may fluctuate from quarter to quarter depending on product mix, competitive selling prices and our ability to reduce product costs.

CONSOLIDATED RESULTS OF OPERATIONS

	Three months ended June 30				Six months ended June 30
(in thousands of U.S. dollars)	2011	% of Revenue	2010	% of Revenue	2011	% of Revenue	2010	% of Revenue

Revenue	$139,888	100.0%	$159,116	100.0%	$284,163	100.0%	$310,433	100.0%
Cost of goods sold	100,788	72.0%	112,906	71.0%	205,599	72.4%	217,889	70.2%
Gross margin	39,100	28.0%	46,210	29.0%	78,564	27.6%	92,544	29.8%

Expenses
Sales and marketing	11,326	8.1%	13,183	8.3%	23,594	8.3%	27,339	8.8%
Research and development	22,025	15.7%	21,534	13.5%	45,537	16.0%	42,075	13.6%
Administration	8,810	6.3%	8,835	5.6%	18,195	6.4%	18,419	5.9%
Restructuring costs	(350)	-0.3%	1,581	1.0%	(25)	0.0%	3,192	1.0%
Integration costs	765	0.5%	1,631	1.0%	1,305	0.5%	3,477	1.1%
Amortization	2,794	2.0%	2,919	1.8%	5,642	2.0%	6,025	1.9%
	45,370	32.4%	49,683	31.2%	94,248	33.2%	100,527	32.4%
Loss from operations	(6,270)	-4.5%	(3,473)	-2.2%	(15,684)	-5.5%	(7,983)	-2.6%
Foreign exchange gain (loss)	(221)		(5,460)		201		(9,118)
Other expense	(13)		(103)		(53)		(233)
Loss before income taxes	(6,504)		(9,036)		(15,536)		(17,334)
Income tax expense (recovery)	275		(399)		(924)		(1,088)
Net loss before non-controlling interest	(6,779)		(8,637)		(14,612)		(16,246)
Less: non-controlling interest	(13)		(82)		(57)		(170)
Net loss attributable to the Company	$(6,766)		$(8,555)		$(14,555)		$(16,076)

Basic and diluted net loss per share attributable to the Company	$(0.22)		$(0.28)		$(0.47)		$(0.52)

Three Months Ended June 30, 2011 Compared to Three Months Ended June 30, 2010

Revenue

Revenue for the three months ended June 30, 2011 was $139.9 million, compared to $159.1 million in the same period of 2010, a decrease of 12.1%. The decrease in revenue was primarily related to decreased revenue from some of our major mobile computing customers who were preparing for 4G product launches, the absence of embedded module revenue from Barnes & Noble for their e-book reader, and loss of revenue from Clearwire as a result of their evolving retail strategy and focus on cash management.  Second quarter revenue was also restrained by approximately $2.0 million as a result of the recent natural disaster in Japan that caused production constraints at manufacturing facilities operated by our customers, as well as supply shortages for certain components used in our M2M products.

In the second quarter of 2011, Sprint accounted for more than 10% of our revenue, representing approximately 15% of our revenue in aggregate.  In the second quarter of 2010, AT&T, Sprint, and Barnes and Noble each accounted for more than 10% of our revenue, and these three customers represented approximately 40% of our revenue in aggregate.

The geographic revenue mix for the three months ended June 30, 2011 and 2010 was as follows:

Gross margin

Gross margin amounted to $39.1 million for the three months ended June 30, 2011, or 28.0% of revenue, compared to $46.2 million, or 29.0% of revenue, in the same period of 2010.  The decrease in gross margin percentage was primarily driven by higher volume of lower margin M2M products in the current period compared to the same period in 2010, along with modestly higher intellectual property royalties.  Gross margin included $0.1 million of stock-based compensation expense in the second quarter of 2011 and the second quarter of 2010.

Sales and marketing

Sales and marketing expenses were $11.3 million, or 8.1% of revenue, for the three months ended June 30, 2011, compared to $13.2 million, or 8.3% of revenue, in the same period of 2010, a decrease of 14.1%.  The decrease in sales and marketing costs was due primarily to cost reduction initiatives, including the final stages of integration of Sierra Wireless and Wavecom S.A. (“Wavecom”), partially offset by the negative impact of a weaker U.S. dollar.  Sales and marketing expenses included $0.4 million of stock-based compensation expense in the second quarter of 2011 and the second quarter of 2010.

Research and development

Research and development expenses amounted to $22.0 million, or 15.7% of revenue, for the three months ended June 30, 2011, compared to $21.5 million, or 13.5% of revenue, in the same period of 2010, an increase of 2.2%.  The slight increase is due primarily to increased investment in new product development in preparation for new 4G product launches and the negative impact of a weaker U.S. dollar.  These higher costs were partially offset by cost reductions resulting from the final integration of Sierra Wireless and Wavecom.  Research and development expenses included $0.4 million of stock-based compensation expense in the three months ended June 30, 2011, compared to $0.3 million in the same period of 2010.

Administration

Administration expenses amounted to $8.8 million, or 6.3% of revenue, for the three months ended June 30, 2011, compared to $8.8 million, or 5.6% of revenue, in the same period of 2010.   Included in administration expenses was $0.8 million of stock-based compensation expense in the three months ended June 30, 2011, compared to $0.9 million in the same period of 2010.

Restructuring

Restructuring costs were negative $0.4 million during the second quarter of 2011, compared to $1.6 million in the same period of 2010.  During the second quarter of 2011, we successfully sublet our vacant office facility in North Carolina resulting in a partial recovery of the provisions taken in 2009 and 2010 for the closure of this facility.  Restructuring costs for the same period in 2010 included provisions for costs related to the leased North Carolina facility, as well as termination of additional employees in Europe.

Integration costs

Integration costs were $0.8 million for the three months ended June 30, 2011, compared to $1.6 million in the same period of 2010.  Integration costs in the current period were primarily related to office space optimization in France and for information technology (“IT”) consultants retained to implement an integrated Customer Resource Management (“CRM”) system.  Integration costs in the second quarter of 2010 included costs for IT consultants for the integration of our Enterprise Resource Planning (“ERP”) system and employees retained for integration activities.

Foreign exchange gain (loss)

Foreign exchange loss for the three months ended June 30, 2011 was $0.2 million compared to a loss of $5.5 million in the same period in 2010.  Our foreign exchange loss for the current period included a net foreign exchange loss of less than $0.1 million on intercompany balances, compared to $3.1 million in the three months ended June 30, 2010.

Foreign exchange rates also impacted our Euro and Canadian dollar denominated operating expenses.  We estimate that changes in exchange rates between 2010 and 2011 negatively impacted operating expenses by approximately $2.6 million in the second quarter of 2011.

Income tax expense (recovery)

Income tax expense was $0.3 million for the three months ended June 30, 2011, compared to an income tax recovery of $0.4 million in the same period of 2010.

Non-controlling interest

The non-controlling interest in the three-month period ended June 30, 2011 was less than $0.1 million and was the same amount for the three month period ended June 30, 2010. The non-controlling interest represented the interest in Wavecom’s loss attributable to the 147,150 vested shares held by Wavecom employees under their long-term incentive plan.  The vested shares were subject to a hold period for tax purposes that expired June 8, 2011.  On that date, we exercised our rights under a put/call agreement and purchased 123,900 vested shares at €8.50 per share.  The obligation for the remaining 23,250 shares at €8.50 per share has been recorded as at June 30, 2011.

Net loss attributable to the Company

Net loss attributable to the Company amounted to $6.8 million, or $0.22 per share, for the three months ended June 30, 2011, compared to a net loss of $8.6 million, or $0.28 per share, in the same period of 2010.  Included in our net loss was $1.7 million of stock-based compensation expense in the three months ended June 30, 2011, compared to $1.8 million in the same period of 2010.

Weighted average number of shares

The weighted average diluted number of shares outstanding was 31.3 million at June 30, 2011, compared to 31.1 million at June 30, 2010.  The number of shares outstanding was 31.3 million at June 30, 2011, compared to 31.1 million at June 30, 2010.

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010

Revenue

Revenue for the six months ended June 30, 2011 was $284.2 million, compared to $310.4 million in the same period of 2010, a decrease of 8.5%.  The decrease in revenue was primarily due to a significant reduction in embedded module sales to Barnes & Noble for their e-book reader, combined with decreased revenue from some of our major mobile computing customers while they transition to new 4G products and networks, partially offset by solid growth in revenue from our core M2M embedded module products.

In the first half of 2011, Sprint accounted for more than 10% of our revenue, representing approximately 15% of our revenue.  In the first half of 2010, AT&T, Sprint and Barnes and Noble each accounted for more than 10% of our revenue and, in the aggregate, these three customers represented approximately 42% of our revenue.

The geographic revenue mix for the six months ended June 30, 2011 and 2010 was as follows:

Gross margin

Gross margin amounted to $78.6 million for the six months ended June 30, 2011, or 27.6% of revenue, compared to $92.5 million, or 29.8% of revenue, in the same period of 2010.  The decrease in gross margin percentage resulted primarily from greater revenue from high volume, but lower margin, M2M products, combined with modestly higher intellectual property royalties in the current period.  Gross margin included $0.2 million of stock-based compensation expense in the first half of 2011 compared to $0.3 million in the same period of 2010.

Sales and marketing

Sales and marketing expenses were $23.6 million, or 8.3% of revenue, for the six months ended June 30, 2011, compared to $27.3 million, or 8.8% of revenue, in the same period of 2010, a decrease of 13.7%.  The decrease in sales and marketing costs was due primarily to cost reduction initiatives, including the final stages of integration of Sierra Wireless and Wavecom.  Sales and marketing expenses included $0.7 million of stock-based compensation expense in the first half of 2011 and $0.8 million in first of half of 2010.

Research and development

Research and development expenses amounted to $45.5 million, or 16.0% of revenue, for the six months ended June 30, 2011, compared to $42.1 million, or 13.6% of revenue, in the same period of 2010, an increase of 8.2%.  The increase was largely due to investment in new product development to support new product and technology transitions with some of our largest customers.  Included in research and development expenses was $0.8 million of stock-based compensation expense in the first half of 2011, compared to $0.7 million in the same period of 2010.

Administration

Administration expenses amounted to $18.2 million, or 6.4% of revenue, for the six months ended June 30, 2011, compared to $18.4 million, or 5.9% of revenue, in the same period of 2010.  Included in administration expenses was $1.6 million of stock-based compensation expense in the first half of 2011, compared to $1.7 million in the same period of 2010.

Restructuring costs

Restructuring costs were minimal for the six months ended June 30, 2011, compared to $3.2 million in the same period in 2010.  Restructuring costs for the six months ended June 30, 2010 were primarily related to an additional provision for costs of the leased North Carolina office facility, as well as employees who were terminated in Europe.

Integration costs

For the six months ended June 30, 2011, integration costs related to the acquisition of Wavecom were $1.3 million, compared to $3.5 million in the same period of 2010.  Integration costs in the current six-month period were primarily costs related to office space optimization in France and for IT consultants retained to implement an integrated CRM system.  Integration costs for the six months ended June 30, 2010 included the cost for IT consultants for the integration of our ERP system and employees retained for integration activities and related travel expenses.

Foreign exchange gain (loss)

Foreign exchange gain for the six months ended June 30, 2011 was $0.2 million compared to a loss of $9.1 million in the same period of 2010.  Our foreign exchange gain for the current period included a net foreign exchange gain of $0.2 million on intercompany balances, compared to $5.1 million in the six months ended June 30, 2010.

Foreign exchange rates also impacted our Euro and Canadian dollar denominated operating expenses.  We estimate that changes in exchange rates between 2010 and 2011 negatively impacted operating expenses by approximately $4.5 million in the first half of 2011.

Income tax expense (recovery)

Income tax recovery was $0.9 million for the six months ended June 30, 2011, compared to $1.1 million in the same period of 2010.

Non-controlling interest

The non-controlling interest for the six months ended June 30, 2011 was $0.1 million, compared to $0.2 million for the six months ended June 30, 2010.  The non-controlling interest represented the interest in Wavecom’s loss attributable to the 147,150 vested shares held by Wavecom employees under their long-term incentive plan.  The vested shares were subject to a hold period for tax purposes that expired June 8, 2011.  On that date, we exercised our rights under a put/call agreement and purchased 123,900 vested shares at €8.50 per share.  The obligation for the remaining 23,250 shares at €8.50 per share has been recorded as at June 30, 2011.

Net loss attributable to the Company

Net loss attributable to the Company amounted to $14.6 million, or $0.47 per share, for the six months ended June 30, 2011, compared to a net loss of $16.1 million, or $0.52 per share, in the same period of 2010.  Included in our net loss was $3.3 million of stock-based compensation expense for the six months ended June 30, 2011, compared to $3.4 million for the six months ended June 30, 2010.

Weighted average number of shares

The weighted average diluted number of shares outstanding was 31.3 million at June 30, 2011, compared to 31.1 million at June 30, 2010.  The number of shares outstanding was 31.3 million at June 30, 2011, compared to 31.1 million at June 30, 2010.

SEGMENTED RESULTS

Revenue by segment for the three and six months ended June 30, 2011 and 2010 was as follows:

	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars)	2011	2010	2011	2010
M2M
Revenue	$73,908	$83,611	$146,636	$172,278
Cost of goods sold	50,017	N/A	100,065	N/A
Gross margin	$23,891	N/A	$46,571	N/A
Gross margin %	32.3%	N/A	31.8%	N/A

Mobile Computing
Revenue	$65,980	$75,505	$137,527	$138,155
Cost of goods sold	50,771	N/A	105,534	N/A
Gross margin	$15,209	N/A	$31,993	N/A
Gross margin %	23.1%	N/A	23.3%	N/A

Revenue by product line for the three and six months ended June 30, 2011 and 2010 was as follows:

Revenue by product

	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars)	2011	2010	2011	2010
M2M
AirPrime Embedded Wireless Modules (excludes PC OEMs)	$62,759	$69,529	$122,454	$145,206
AirLink Intelligent Gateways and Routers	8,886	12,217	18,982	22,728
AirVantage M2M Cloud Platform and Other	2,263	1,865	5,200	4,344
	$73,908	$83,611	$146,636	$172,278

Mobile Computing
Aircard Mobile Broadband Devices	$53,135	$68,994	$116,989	$125,965
AirPrime Embedded Wireless Modules for PC OEMs	11,857	5,253	18,604	10,100
Other	988	1,258	1,934	2,090
	$65,980	$75,505	$137,527	$138,155

M2M

Our M2M business includes our AirPrime Embedded Wireless Modules (excluding embedded module sales to PC OEMs), AirLink Intelligent Gateways and Routers and our AirVantage™ M2M Cloud Platform.  We believe that the market for our M2M products offers profitable growth opportunities.  The M2M market is competitive and our future success will depend in part on our ability to continue to develop differentiated products and services that meet our customers’ evolving technology, design, schedule and price requirements.

Our M2M revenue was $73.9 million in the second quarter of 2011, compared to $83.6 million in the same period of 2010, a decrease of $9.7 million or 11.6%.  For six months ended June 30, 2011, our M2M revenue was $146.6 million compared to $172.3 million in the same period of 2010, a decrease of 14.9%.

Gross margin was $23.9 million for M2M, or 32.3% of M2M revenue in the second quarter of 2011.  Comparative prior period information is not available as we started reporting segmented information in the first quarter 2011 following an organizational structure change that we implemented during the fourth quarter of 2010.

AirPrime™ Embedded Wireless Modules (excludes PC OEM embedded modules)

We believe that there are long-term profitable growth prospects in the embedded M2M market and we plan to continue to invest to expand our leadership position.  Our expanded line-up of AirPrime Embedded Wireless Modules is used by a wide range of OEMs to wirelessly enable their products and solutions.  Our M2M OEM customers cover a broad range of industries including automotive, networking equipment, energy, security, sales and payment, industrial control and monitoring, fleet management, field service, healthcare and consumer electronics.

In the second quarter of 2011, sales of our M2M embedded module products decreased 9.7% to $62.8 million, compared to $69.5 million in the second quarter of 2010.  This decrease was entirely driven by unusually large shipments of embedded modules to Barnes & Noble for their e-book reader in the second quarter of 2010.  With the completion of embedded module shipments for Barnes & Noble’s first generation nook e-book reader, sales of embedded modules to Barnes and Noble in the second quarter of 2011 were nil compared to $18.7 million in the second quarter of 2010.  Excluding sales to Barnes & Noble, our core M2M embedded module revenue grew 14% in the second quarter of 2011, compared to the same period in 2010.

During the second quarter of 2011, we announced that Hughes Telematics, Inc., a leader in providing next-generation connected services, selected our SL6087 EDGE module and XM0110 GPS module to support its award-winning In-Drive aftermarket telematics solution.  EDMI selected our SL6087 AirPrime Embedded Wireless Module to provide cellular connectivity for its new Mk7B smart metering solution.  The Mk7B is targeted to serve the global, high volume residential smart meter market.  GeaCom selected our MC8355 AirPrime Embedded Wireless Module to provide the 3G wireless connection for its handheld multilingual medical communication system, called Phrazer.  Phrazer is a handheld touchscreen device that helps patients and caregivers overcome differences in language, culture, or literacy to exchange critical medical information.  On August 2, 2011, we announced an important milestone in our 4G LTE product development programs.  Our AirPrime MC7700 embedded wireless module and AirPrime MC7750 embedded wireless module have achieved full certification and technical approval for AT&T and Verizon, respectively.

AirLink™ Intelligent Gateways and Routers

Our AirLink Intelligent Gateways and Routers are sold to public safety, transportation, field service, energy, industrial, and financial organizations, and are among our highest gross margin products.  We believe that there are profitable growth prospects for our AirLink intelligent solutions and we intend to capture these opportunities through segment, product line and geographic expansion.

In the second quarter of 2011, revenue from AirLink Intelligent Gateways and Routers decreased 27.3% to $8.9  million compared to $12.2 million in the same period of 2010.  The decrease was largely related to deferrals of orders by certain public service customers who were affected by budget constraints due to the weak U.S. economy, a temporary slowdown in orders as we introduced our new GX series of Intelligent Gateways, and technology transition as customers wait for solutions that support 4G.

During the second quarter of 2011, we announced that Metsaliitto, an international forestry group, has selected our AirLink MP895 rugged in-vehicle router to provide fast, 3G connections it its heavy machinery and transport vehicles, enabling real-time transmission of critical information. We also announced that our AirLink GX400 multi-purpose wireless gateway is now available for use on the nationwide Sprint 3G network.  The AirLink GX400 offers myriad configuration options and has a variety of hardware interfaces to suit a wide range of transportation, industrial machine-to-machine and enterprise applications.  This range of software and hardware configuration options allows system integrators to standardize on a single gateway platform to better serve the needs of their customers.  During the second quarter, we began commercial shipments of the GX400 to both Verizon Wireless and Sprint, as well as EMEA-based customers.  We also shipped our first 4G upgradeable GX400 devices into the market and we commercially launched AirLink Management Services (“AMS”), a comprehensive cloud-based remote device management service built on top of the AirVantage™ platform.

AirVantage™ M2M Cloud Platform

Our AirVantage™ M2M Cloud Platform provides solutions and services that enable application providers, OEMs and mobile network operators to accelerate the deployment of complete M2M solutions for managing remote equipment and assets.  These solutions are based on tools that facilitate the development and delivery of applications that are hosted on our AirVantage™ services platform.  Our services platform is scalable, secure and compatible with a broad range of available wireless equipment.

MOBILE COMPUTING

Our mobile computing business includes our AirCard® Mobile Broadband Devices and AirPrime wireless embedded modules for PC OEM customers.

Our mobile computing revenue was $66.0 million in the second quarter of 2011, compared to $75.5 million in the same period of 2010, a decrease of 12.6%.  For six months ended June 30, 2011, our mobile computing revenue was $137.5 million compared to $138.2 million for the six months ended June 30, 2010, a decrease of 0.5%.

Gross margin was $15.2 million for mobile computing, or 23.1% of mobile computing revenue, in the second quarter of 2011.  Comparative period information is not available as we started reporting segmented information in the first quarter 2011 following an organizational structure change that we implemented during the fourth quarter of 2010.

AirCard® Mobile Broadband Devices

Our AirCard® mobile broadband device family includes our AirCard® branded PC cards, USB modems and mobile Wi-Fi hotspots.  Our AirCards, sold to wireless operators around the world, provide a simple way to connect notebooks, netbooks and other electronic devices to the Internet, over 3G and 4G mobile broadband networks.

In the second quarter of 2011, sales of our AirCard products decreased by 23.0% to $53.1 million, compared to $69.0 million in the same period of 2010, primarily due to lower sales to our customers who continued to work through 4G product and network transitions, and loss of revenue from Clearwire as a result of their evolving retail strategy and focus on cash management.

During the second quarter of 2011, Rogers Communications announced its new LTE network, which was launched in Ottawa in early July, and will be launched across Canada later this year.  The launch confirmed that its first LTE-

enabled mobile device in Canada is the LTE Rocket stick USB modem (a.k.a the Sierra Wireless AirCard 313u) which will deliver speeds that are significantly faster than the currently available HSPA+.

In July 2011, AT&T announced its plans to roll out its first 4G LTE devices later this summer, including devices to be supplied by Sierra Wireless.  The AT&T Mobile Hotspot Elevate 4G (a.k.a. Sierra Wireless AirCard 754S mobile hotspot) and the AT&T USBConnect Momentum 4G (a.k.a. Sierra Wireless AirCard 313U USB modem) will enable mobile consumers and professionals to do more on-the-go from laptops, tablets, and other mobile devices.  We expect both devices will be available to AT&T customers during the third quarter of 2011.

We believe that the market for our AirCard products offers profitable opportunities.  Competition in this market continues to be intense and our future success will depend in part on our ability to continue to develop differentiated products that meet our customers’ evolving technology, design, schedule and price requirements.

AirPrime™ Embedded Wireless Modules for PC OEMs

In the second quarter of 2011, revenue from sales of our AirPrime Wireless Embedded Modules to PC OEM customers increased 125.7% to $11.9 million from $5.3 million in the same period of 2010, primarily due to increased market demand from our existing PC OEM customers and initial shipments of modules in support of design wins with new customers secured in 2010.

Our ability to secure additional design wins in the PC OEM market will depend on our ability to successfully develop products and offer services that meet our customers’ technology, design, schedule and price requirements.

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

	Three months ended June 30			Six months ended June 30
(in millions of dollars, except where otherwise stated)	2011	2010	Change	2011	2010	Change
Cash flows provided (used) before changes in non-cash working capital:	$1,196	$274	$922	$3,599	$3,076	$523
Changes in non-cash working capital	15,988	984	15,004	15,061	(9,726)	24,787
Cash flows provided by (used in):
Operations	17,184	1,258	15,926	18,660	(6,650)	25,310

Investing activies	(2,230)	(8,698)	6,468	(3,074)	4,206	(7,280)
Capital expenditures and intangibles	(7,816)	(4,825)	(2,991)	(10,519)	(7,717)	(2,802)
Net change in short-term investments	7,089	(2,326)	9,415	8,935	13,470	(4,535)
Purchase of Wavecom S.A. shares	(1,505)	(1,553)	48	(1,505)	(1,553)	48

Financing activities	270	(1,668)	1,938	(162)	(2,069)	1,907

Operating Activities

Cash provided by operating activities was $17.2 million for the three months ended June 30, 2011, compared to $1.3 million in the same period of 2010.  For the six months ended June 30, 2011, cash provided from operating activities increased by $25.3 million to $18.7 million, compared to cash used by operating activities of $6.7 million for the same period of 2010.  The increase in cash provided from operations in both the three and six-month comparative periods was primarily related to positive changes in working capital.

Investing Activities

Cash used by investing activities was $2.2 million in the three months ended June 30, 2011, compared to $8.7 million in the same period of 2010.  For the six months ended June 30, 2011, cash used by investing activities was $3.1 million, compared to cash generated by operating activities of $4.2 million for the same period of 2010.  For both comparable periods, the decrease in net positive change in the maturity of short term investments was more than offset by higher purchase of property, plant and equipment and intangible assets, and the purchase of Wavecom shares in the current period.

Cash used for the purchase of capital expenditures was primarily for production and tooling equipment, research and development equipment, computer equipment and software, while cash used for intangible assets was driven primarily by patents and software licenses.

Financing Activities

During the three months ended June 30, 2011, we generated $0.3 million from financing activities, compared to use of $1.7 million in the same period in 2010.  For the six months ended June 30, 2011, we used $0.2 million, compared to $2.1 million last year.  The use of higher cash in both periods of 2010 was due primarily to the repayment of long-term obligations.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures, and other obligations discussed below.  We believe our cash, cash equivalents and short-term investments of $119.2 million and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during the third quarter of 2011 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot assure you that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of June 30, 2011.  The nature of the obligations have not changed materially since December 31, 2010.

(in millions of U.S. dollars)

2011	$79.8
2012	8.3
2013	8.1
2014	10.6
2015	9.4
Thereafter	5.2
Total	$121.4

Capital Resources

	2011		2010
(in thousands of dollars)	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
Cash and cash equivalents	$101,685	$86,197	$85,443	$102,573	$102,009	$111,257
Short-term investments	17,470	24,559	26,405	2,413	13,428	11,099
	119,155	110,756	111,848	104,986	115,437	122,356
Unused credit facilities (1)	9,685	9,685	9,456	9,371	9,465	9,685
Total	$128,840	$120,441	$121,304	$114,357	$124,902	$132,041

(1) net of borrowings and letters of credit

Credit Facilities

On January 27, 2011, we signed an amended and restated credit agreement with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, extending our revolving term, $10.0 million credit facility (the “Revolving Facility”) to January 28, 2013 at similar terms.  The Revolving Facility is for working capital requirements and is secured by a pledge against all of our assets.  At June 30, 2011, there were no borrowings under the Revolving Facility and we were in compliance with the covenants associated with the credit facility.

At June 30, 2011 we had $0.3 million (December 31, 2010 — $0.5 million) outstanding under a letter of credit, which approximates its fair value.  The letter of credit expires in September 2011.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2010.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

(in thousands of U.S. dollars, except per share amounts and number of shares)	2011		2010				2009
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	$139,888	$144,275	$167,176	$172,732	$159,116	$151,317	$143,952	$135,677
Cost of goods sold	100,788	104,811	118,309	123,778	112,906	104,983	95,223	87,088
Gross margin	39,100	39,464	48,867	48,954	46,210	46,334	48,729	48,589

Expenses
Sales and marketing	11,326	12,268	12,123	12,137	13,183	14,156	15,191	14,692
Research and development	22,025	23,512	23,782	22,178	21,534	20,541	19,884	22,546
Administration	8,810	9,385	9,073	8,865	8,835	9,584	9,625	9,589
Acquisition costs	—	—	—	—	—	—	95	364
Restructuring costs	(350)	325	132	4,316	1,581	1,611	4,678	5,332
Integration costs	765	540	906	727	1,631	1,846	1,337	1,332
Amortization	2,794	2,848	3,026	2,939	2,919	3,106	(997)	4,889
	45,370	48,878	49,042	51,162	49,683	50,844	49,813	58,744
Loss from operations	(6,270)	(9,414)	(175)	(2,208)	(3,473)	(4,510)	(1,084)	(10,155)
Foreign exchange gain (loss)	(221)	422	(241)	2,359	(5,460)	(3,658)	(1,754)	1,981
Other expense	(13)	(40)	(20)	12	(103)	(130)	(279)	(88)
Loss before income taxes	(6,504)	(9,032)	(436)	163	(9,036)	(8,298)	(3,117)	(8,262)
Income tax expense (recovery)	275	(1,199)	(1,221)	(499)	(399)	(689)	12	(634)
Net loss before non-controlling interest	(6,779)	(7,833)	785	662	(8,637)	(7,609)	(3,129)	(7,628)
Net loss attributable to non-controlling interest	(13)	(44)	(40)	(48)	(82)	(88)	(394)	—
Net loss attributable to the Company	$(6,766)	$(7,789)	$825	$710	$(8,555)	$(7,521)	$(2,735)	$(7,628)

Loss per share:
Basic	$(0.22)	$(0.25)	$0.03	$0.02	$(0.28)	$(0.24)	$(0.09)	$(0.25)
Diluted	$(0.22)	$(0.25)	$0.03	$0.02	$(0.28)	$(0.24)	$(0.09)	$(0.25)

Weighted average number of shares (in thousands):
Basic	31,267	31,237	31,151	31,077	31,054	31,050	31,042	31,032
Diluted	31,267	31,237	31,493	31,208	31,054	31,050	31,042	31,032

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  See section on “Overview”, for details of our second quarter of 2011 results compared to our first quarter of 2011 results.

NON-GAAP MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.  We refer to gross margin, earnings (loss) from operations, net earnings (loss) and diluted earnings (loss) per share adjusted for specific items that affect comparability as non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide better information on actual operating results and assist in comparisons from one period to another.

Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.  Non-GAAP results exclude the impact of stock-based compensation expense, amortization related to acquisitions, restructuring costs, integration costs, unrealized foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments. The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

	2011			2010
(in thousands of U.S. dollars)	YTD	Q2	Q1	YTD	Q2	Q1

Revenue - GAAP and Non-GAAP	$284,163	$139,888	$144,275	$310,433	$159,116	$151,317

Gross Margin - GAAP	$78,564	$39,100	$39,464	$92,544	$46,210	$46,334
Stock-based compensation	210	97	113	259	124	135
Gross Margin - Non-GAAP	$78,774	$39,197	$39,577	$92,803	$46,334	$46,469

Loss from operations - GAAP	$(15,684)	$(6,270)	$(9,414)	$(7,983)	$(3,473)	$(4,510)
Stock-based compensation	3,329	1,697	1,632	3,446	1,751	1,695
Restructuring and other	(25)	(350)	325	3,192	1,581	1,611
Integration	1,305	765	540	3,477	1,631	1,846
Acquisition related amortization	6,600	3,312	3,288	6,679	3,194	3,485
Earnings (loss) from operations - Non-GAAP	$(4,475)	$(846)	$(3,629)	$8,811	$4,684	$4,127

Net loss - GAAP	$(14,555)	$(6,766)	$(7,789)	$(16,076)	$(8,555)	$(7,521)
Stock -based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	11,228	5,503	5,725	15,594	7,518	8,076
Unrealized foreign exchange loss (gain)	(97)	238	(335)	9,118	5,460	3,658
Non-controlling interest	(32)	—	(32)	(125)	(40)	(85)
Net earnings (loss) - Non-GAAP	$(3,456)	$(1,025)	$(2,431)	$8,511	$4,383	$4,128

Loss per share - GAAP	$(0.47)	$(0.22)	$(0.25)	$(0.52)	$(0.28)	$(0.24)
Diluted earnings (loss) per share - Non-GAAP	$(0.11)	$(0.03)	$(0.08)	$0.27	$0.14	$0.13

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities.  On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, lease provision, contingencies and stock-based compensation.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances.  By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.

The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 22 to 24 of our 2010 Annual Report.  There were no significant changes in our critical accounting policies in the second quarter of 2011.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had 31,297,053 common shares issued and outstanding, stock options exercisable into 2,380,942 common shares and 920,856 restricted share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income — Presentation.  This guidance increases the prominence of other comprehensive income by requiring comprehensive income to be reported in either a single statement or two consecutive statements.  This eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders’ equity.  The amendments do not change what items are reported in other comprehensive income.  This ASU is effective on a retrospective basis for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011.

In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. registrants of financial statements prepared in accordance with International financial reporting standards (“IFRS”).  IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board.  On February 24, 2010, the SEC issued a statement describing its position regarding global accounting standards.  Among other things, the SEC stated that it has directed its staff to execute a work plan, which will include consideration of IFRS as it exists today and after completion of various “convergence” projects currently underway between U.S. and international accounting standards setters.  By the end of 2011, assuming completion of certain projects and the SEC staff’s work plan, it is expected that the SEC will decide whether to incorporate IFRS into the U.S. financial reporting system.  We will continue to monitor the development of the potential implementation of IFRS.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We did not make any significant changes in the Company’s internal control over financial reporting during the most recent three and six months ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS

In December 2010, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including us.  The plaintiff filed a Notice of Voluntary Dismissal Without Prejudice in respect of this lawsuit in March 2011.

In October 2010, a patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties including Sprint Nextel Corporation.  The litigation makes certain allegations concerning the wireless modems sold to certain telecommunication carriers, including Sprint Nextel, by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2010, Americans for Fair Patent Use, LLC filed a lawsuit in the United States District Court for the Eastern District of Texas asserting false patent marking by a number of device manufacturers, including Sierra Wireless

America, Inc., and telecommunication carrier companies, including Sprint Nextel Corporation and Cellco Partnership d/b/a Verizon Wireless. The litigation made certain allegations that products sold by us and our competitors were falsely marked with a number of patents that had expired or that did not cover the marked products.  In April 2011, a mutually agreeable settlement was reached by the parties which will not have a material adverse effect on our operating results.

In May 2010, a patent holding company, Golden Bridge Technology Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC.  In February 2011, the plaintiff filed a similar lawsuit in the same court asserting patent infringement by a number of additional parties including us.  In both cases, the litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In February 2010, a patent holding organization, Commonwealth Scientific and Industrial Research Organization, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a telecommunication carrier, Cellco Partnership d/b/a Verizon Wireless.  The litigation makes certain allegations concerning the wireless modems sold to the carrier by us.  The plaintiff has since withdrawn its contentions that Verizon Wireless infringes its patents by selling Sierra Wireless products.

In September 2009, a patent holding company, Xpoint Technologies Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including AT&T Mobility LLC.  In the first quarter of 2011, the plaintiff filed a third amended complaint asserting a number of allegations including certain allegations concerning the wireless modems sold to AT&T Mobility LLC by us.  AT&T Mobility LLC has advised us that this litigation has been settled, and we believe that the settlement will have no adverse material effect upon us.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of wireless device manufacturers, including us.  The Texas court has transferred the litigation to the United States District Court for the Northern District of California.  The California court has dismissed the litigation against a number of parties, including us, and there is no right of appeal with respect to this decision.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co., Panasonic Corporation, General Dynamics Itronix Corporation and Fujitsu America and Fujitsu Japan. The litigation, which has been transferred to the United States District Court for the Southern District of California and is in the discovery stage, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us or our competitors.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  The Court issued a Final Judgment on July 5, 2011 dismissing all claims, counterclaims and third-party claims.

In March and June 2009, a patent holding company, MSTG Inc., filed patent litigation lawsuits in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC and Sprint Spectrum, LP, respectively.  The carriers have notified us that the lawsuits make certain allegations concerning the wireless data cards and modems sold to those carriers by us and our competitors.  In respect of the first matter, the claim construction process has concluded and discovery in the matter is ongoing.  The second matter has been settled by Sprint Spectrum, LP, and the terms of the settlement are not currently known to us.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In September 2007, a patent holding company, NTP, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a telecommunication carrier, AT&T Mobility LLC.  In December 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us and we have responded to them.  A decision of the Court of Appeal for the Federal Circuit is pending in respect of the Patent Office’s re-examination decision regarding the patent that the plaintiff claims has been infringed in this lawsuit.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In November 2007, a patent holding company, Technology Patents LLC, filed a patent litigation lawsuit in the United States District Court for the Southern Division of the District of Maryland asserting patent infringement by companies in the cellular phone industry, including a telecommunication carrier, AT&T Mobility LLC. In August 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us and we have responded to them.  The claim construction process has concluded and discovery in the matter is ongoing.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

RISKS AND UNCERTAINTIES

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Other risks and uncertainties may become material in the future or ones we currently believe to be immaterial may become material in the future.  If any of the following risks actually occurs, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Our quarterly financial results are subject to fluctuations that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Possible delays or shortages in component supplies;

•                  Design win cycles in our embedded module business;

•                  Price and product competition, which may result in lower selling prices for some of our products or lost market share;

•                  Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•                  Concentration in our customer base;

•                  Seasonality in demand;

•                  Product mix of our sales.  Our products have different gross margins — for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  The ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•                  Potential commoditization and saturation in certain markets;

•                  Transition periods associated with the migration of new technologies;

•                  The development and timing of the introduction of our new products;

•                  The securing of channel slots for new products and the timing of sales orders and OEM and carrier customer sell through;

•                  The amount of inventory held by our channel partners;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible product quality or factory yield issues that may increase our cost of goods sold;

•                  Possible increased inventory levels;

•                  Possible fluctuations in certain foreign currencies relative to the U.S. dollar affect foreign denominated revenue, cost of goods sold and operating expenses;

•                  The achievement of milestones related to our professional services contracts; and

•                  Operating expenses are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. In addition, the global financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we have experienced and expect to continue to experience intensified competition. More established and larger companies with different business models, strong brands and greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. Business combinations by our competitors or the network carriers could weaken our competitive position.  We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do, or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favourable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

Continued difficult or uncertain economic conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties in those economies.  The market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.  To the extent that we experience further global economic deterioration, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected purchase orders for our products, or suffer from business failure, resulting in a decline in our revenues and profitability that could be material.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve.  As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products through network carriers, resellers and OEMs and we are dependent on a limited number of customers for a significant portion of our revenue.  Most of these network carriers, resellers and OEMs also sell products of our competitors.  Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with network carriers, resellers and OEMs.  If any of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially.  We expect that a limited number of significant customers will account for a significant portion of our revenues for the foreseeable future.  In the three months ended June 30, 2011, one customer individually accounted for more than 10% of our revenue and represented approximately 15% of our revenue.  In the year ended December 31, 2010, two customers individually accounted for more than 10% of our revenue, and in aggregate, these two customers represented approximately 26% of our revenue.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

We may infringe on the intellectual property rights of others.

Our business success depends on us not infringing on the intellectual property rights owned by others.  The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights.  We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties.  Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified.  Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation.  In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services.  These entities aggressively pursue patent litigation, resulting in increased litigation costs for us.  We expect that this recent development will continue for the foreseeable future.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of our intellectual property and may be required to cease selling our products that are subject to the claim;

•            We may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•            Management’s attention and resources may be diverted;

•            Our relationships with customers may be adversely affected; and

•            We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to being liable for substantial damages in the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.

We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property.  In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component.  From time to time, certain components used in our products have been, and may continue to be in short supply worldwide and shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business.  In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition.  Alternate sources of components may not be available.  If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

We depend on a limited number of third parties to purchase certain components and manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the purchase of certain components and the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We currently rely on two manufacturers, either of whom may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•                  The absence of guaranteed or adequate manufacturing capacity;

•                  Reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•                  Potential business interruption;

•                  Their inability to secure adequate volumes of components in a timely manner at a reasonable cost; and

•                  Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers.  In this situation, we consider our customers’ good faith, non-binding forecasts of demand for our products.  As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers’ requirements.  If we are unable to successfully manage our inventory levels and respond to our customers’ purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer requirements, which could cause us to be unable to recover our research and development expenses and our revenue could decline.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•                                          Our ability to attract and retain skilled technical employees;

•                                          The availability of critical components from third parties;

•                                          Our ability to successfully complete the development of products in a timely manner;

•                                          The ability of third parties to complete and deliver on outsourced product development engagements; and

•                                          Our ability to design and manufacture products at an acceptable cost and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses, and such a failure may result in a decrease in the market price for our shares.

We develop products to meet our customers’ requirements.  OEM customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Fluctuations in exchange rates between the U.S. dollar and other currencies, including the Canadian dollar, Euro and Australian dollar may affect our operating results.

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar.  We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.

The majority of our revenues are denominated in U.S. dollars while a significant amount of our research and development, marketing and administration costs are denominated in currencies other than the U.S. dollar; primarily the Canadian dollar and the Euro.  To the extent that exchange rates between the U.S. dollar and the Canadian dollar and Euro fluctuate, we will experience an impact on our earnings.

We monitor our exposure to foreign exchange movements and seek to reduce our exposure in certain circumstances by denominating sales and purchase contracts in U.S. dollars where practical to do so.  On occasion, we also use certain derivatives such as foreign currency forward and option contracts to reduce our foreign exchange risk.  We had no derivatives outstanding at June 30, 2011.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

We intend to continue to grow our international business.  Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•            Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•            Uncertainties of international laws and enforcement relating to the protection of intellectual property;

•            Language and cultural differences;

•            Potential adverse tax consequences;

•            Difficulty in managing a worldwide workforce in compliance with local laws, that vary from country to country; and

•            Consumer protection laws that impose additional requirements on us or restrict our ability to provide limited warranty protection.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into an employment agreement for any specific term. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We rely on certain internal processes, networks and systems to efficiently operate and report on our business.

Failure of these internal processes, networks or systems could negatively impact our ability to operate or accurately report on our business.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations.  On February 27, 2009, we completed our acquisition of Wavecom.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•            Higher than anticipated acquisition and integration costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•            The difficulty and expense of integrating the operations and personnel of the acquired companies;

•            Possible use of cash to support the operations of an acquired business;

•            Possible increase in foreign exchange translation risk depending on the denomination of the revenue and expenses of the acquired business;

•            Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our existing business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•            The inability to implement uniform standards, controls, procedures and policies;

•            The loss of key employees and customers as a result of changes in management;

•            A possible decrease in our share price, if, as a result of the growth of the Company, we decide to raise additional capital through an offering of common shares, preference shares or deb; and

•            Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•            Undetected misappropriation of our intellectual property;

•            The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•            Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our operating results, liquidity or financial position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment or expansion of next generation networks or fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries in which we may desire to sell products in the future.

SIERRA WIRELESS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

(unaudited)

	June 30,	December 31,
	2011	2010
Assets
Current assets
Cash and cash equivalents	$101,685	$85,443
Short-term investments (note 3)	17,470	26,405
Accounts receivable, net of allowance for doubtful accounts of $4,020 (2010 - $4,606)	97,029	117,397
Inventories (note 4)	41,984	22,134
Deferred income taxes	11,805	9,577
Prepaid expenses and other	23,541	24,542
	293,514	285,498
Property, plant and equipment	23,289	22,635
Intangible assets	66,096	69,024
Goodwill	93,137	90,953
Deferred income taxes	433	836
Other assets	675	622
	$477,144	$469,568
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 5)	$150,045	$138,940
Deferred revenue and credits	932	987
Current portion of obligations under capital leases	290	324
	151,267	140,251
Long-term obligations (note 6)	27,742	24,724
Obligations under capital leases	343	263
Deferred income taxes	740	1,143
	180,092	166,381
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 31,294,724 shares (December 31, 2010 - 31,222,786 shares)	328,361	327,668
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 296,542 shares (December 31, 2010 — 643,042 shares)	(1,886)	(3,908)
Additional paid-in capital	17,209	16,926
Deficit	(47,722)	(33,167)
Accumulated other comprehensive income (loss) (note 7)	1,090	(5,471)
	297,052	302,048
Non-controlling interest (deficit) (note 9)	—	1,139
	297,052	303,187
	$477,144	$469,568

Contingent liabilities (note 13)

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Revenue	$139,888	$159,116	$284,163	$310,433
Cost of goods sold	100,788	112,906	205,599	217,889
Gross margin	39,100	46,210	78,564	92,544
Expenses
Sales and marketing	11,326	13,183	23,594	27,339
Research and development	22,025	21,534	45,537	42,075
Administration	8,810	8,835	18,195	18,419
Restructuring (note 10)	(350)	1,581	(25)	3,192
Integration (note 11)	765	1,631	1,305	3,477
Amortization	2,794	2,919	5,642	6,025
	45,370	49,683	94,248	100,527
Loss from operations	(6,270)	(3,473)	(15,684)	(7,983)
Foreign exchange gain (loss)	(221)	(5,460)	201	(9,118)
Other expense, net	(13)	(103)	(53)	(233)
Loss before income taxes	(6,504)	(9,036)	(15,536)	(17,334)
Income tax expense (recovery)	275	(399)	(924)	(1,088)
Net loss	(6,779)	(8,637)	(14,612)	(16,246)
Net loss attributable to non-controlling interest	(13)	(82)	(57)	(170)
Net loss attributable to the Company	$(6,766)	$(8,555)	$(14,555)	$(16,076)
Basic and diluted net loss per share attributable to the Company’s common shareholders (in dollars)	$(0.22)	$(0.28)	$(0.47)	$(0.52)
Weighted average number of Company common shares outstanding (in thousands)	31,267	31,054	31,252	31,053

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Net loss	$(6,779)	$(8,637)	$(14,612)	$(16,246)

Other comprehensive income (loss), net of taxes:
Purchase of Wavecom S.A. shares, net of taxes of $nil	42	—	42	—
Foreign currency translation adjustments, net of taxes of $nil	1,587	(8,575)	6,519	(14,098)
Total comprehensive loss	(5,150)	(17,212)	(8,051)	(30,344)

Comprehensive income (loss) attributable to non-controlling interest:
Net earnings (loss)	(13)	(82)	(57)	(170)
Foreign currency translation adjustments, net of taxes of $nil	105	101	106	161
Comprehensive loss attributable to the Company	$(5,242)	$(17,231)	$(8,100)	$(30,335)

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of U.S. dollars)

(unaudited)

	Equity attributable to the Company
	Common stock		Treasury Shares		Additional		Accumulated other	Non- controlling
	# of shares	$	# of shares	$	paid-in capital	Deficit	comprehensive income (loss)	interest (deficit)	Total

Balance as at December 31, 2009	31,048,907	$326,043	1,086,652	$(6,442)	$13,133	$(18,626)	$(37)	$2,525	$316,596
Purchase of Wavecom S.A. shares					(229)	—	32	(1,356)	(1,553)
Stock option tax benefit for U.S. employees	—	—	—	—	151	—	—	—	151
Stock option exercises	173,879	1,625	—	—	(551)	—	—	—	1,074
Stock-based compensation	—	—	—	—	6,956	—	—	—	6,956
Distribution of vested RSUs	—	—	(433,610)	2,534	(2,534)	—	—	—	—
Net loss	—	—	—	—	—	(14,541)	—	(258)	(14,799)
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	(5,466)	228	(5,238)
Balance as at December 31, 2010	31,222,786	$327,668	643,042	$(3,908)	$16,926	$(33,167)	$(5,471)	$1,139	$303,187
Purchase of Wavecom S.A. shares					(796)	—	42	(1,033)	(1,787)
Stock-option exercises (note 8)	71,938	693	—	—	(228)	—	—	—	465
Stock-based compensation (note 8)	—	—	—	—	3,329	—	—	—	3,329
Distribution of vested RSUs	—	—	(346,500)	2,022	(2,022)	—	—	—	—
Net loss	—	—	—	—	—	(14,555)	—	(57)	(14,612)
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	6,519	(49)	6,470
Balance as at June 30, 2011	31,294,724	$328,361	296,542	$(1,886)	$17,209	$(47,722)	$1,090	$—	$297,052

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Cash flows provided (used) by:
Operating activities
Net earnings (loss)	$(6,779)	$(8,637)	$(14,612)	$(16,246)
Items not requiring (providing) cash
Amortization	8,456	8,763	17,068	17,484
Stock-based compensation (note 8)	1,697	1,750	3,329	3,444
Non-cash restructuring and other	—	(901)	—	(897)
Deferred income taxes	(2,219)	(690)	(2,219)	(698)
Loss (gain) on disposal of property, plant and equipment	41	(11)	33	(11)
Changes in non-cash working capital
Accounts receivable	9,447	(5,016)	21,667	(17,343)
Inventories	665	(7,106)	1,999	(6,511)
Prepaid expenses and other	3,624	6,169	2,503	6,120
Accounts payable and accrued liabilities	2,302	6,880	(11,016)	7,881
Deferred revenue and credits	(50)	57	(92)	127
Cash flows provided (used) by operating activities	17,184	1,258	18,660	(6,650)
Investing activities
Purchase of Wavecom S.A. shares	(1,505)	(1,553)	(1,505)	(1,553)
Additions to property, plant and equipment	(6,600)	(3,803)	(8,562)	(5,718)
Proceeds from sale of property, plant and equipment	2	6	15	6
Increase in intangible assets	(1,216)	(1,022)	(1,957)	(1,999)
Net change in short-term investments	7,089	(2,326)	8,935	13,470
Cash flows provided (used) by investing activities	(2,230)	(8,698)	(3,074)	4,206
Financing activities
Issuance of common shares, net of share issue costs	259	7	465	28
Repayment of long-term obligations	11	(1,675)	(627)	(2,097)
Cash flows provided (used) by financing activities	270	(1,668)	(162)	(2,069)
Effect of foreign exchange rate changes on cash and cash equivalents	264	(140)	818	(969)
Cash and cash equivalents, increase (decrease) in the period	15,488	(9,248)	16,242	(5,482)
Cash and cash equivalents, beginning of period	86,197	111,257	85,443	107,491
Cash and cash equivalents, end of period	$101,685	$102,009	$101,685	$102,009

Supplemental disclosures:
Net Income taxes paid (received)	$(2,212)	$478	$(1,911)	$501
Net interest paid (received)	54	(9)	(53)	238
Non-cash purchase of property, plant and equipment (funded by obligation under capital lease)	—	151	—	151

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

(in thousands of U.S. dollars, except where otherwise noted)

(unaudited)

Notes to the Consolidated Financial Statements

1.                          Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2010 audited annual consolidated financial statements.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2010 audited consolidated financial statements and the notes thereto.  The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition.  We have eliminated all significant intercompany balances and transactions.

In these interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars).  The term dollars and the symbol “$” refer to U.S. dollars.

2.         Significant accounting policies

Recently implemented accounting changes

In October 2009, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (ASU No. 2009-13) pertaining to multiple-deliverable revenue arrangements. The new guidance affects accounting and reporting for companies that enter into multiple-deliverable revenue arrangements with their customers when those arrangements are within the scope of Accounting Standards Codification (ASC) 605-25 “Revenue Recognition - Multiple-Element Arrangements”. The new guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The new guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. This guidance did not have a material impact on our consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition — Milestone Method (ASU 2010-017). ASU 2010-017 provides guidance in applying the milestone method of revenue recognition to research or development arrangements. Under this guidance management may recognize revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. This ASU is effective on a prospective basis for research and development milestones achieved in fiscal years, beginning on or after June 15, 2010.  This guidance did not have a material impact on our consolidated financial statements as we have no material research and development arrangements which are accounted for under the milestone method.

Changes in future accounting standards

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income — Presentation.  This guidance increases the prominence of other comprehensive income by requiring comprehensive income to be reported in either a single statement or two consecutive statements.  This eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders’ equity.  The amendments do not change what items are reported in other comprehensive income.  This ASU is effective on a retrospective basis for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011.

3.                          Short-term investments

Short-term investments, all of which are classified as available-for-sale, are comprised of government treasury bills and securities.  Our outstanding short-term investments have contractual maturities ranging from four to five months from the date of purchase.

4.                          Inventories

The components of inventories were as follows:

	June 30, 2011	December 31, 2010
Electronic components	$15,492	$5,578
Finished goods	26,492	16,556
	$41,984	$22,134

5.                          Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities were as follows:

	June 30, 2011	December 31, 2010

Trade payables	$52,739	$63,451
Inventory commitments	27,578	9,352
Accrued royalties	26,017	24,551
Accrued payroll and related liabilities	11,036	10,430
Taxes payable (including sales taxes)	10,452	7,159
Product warranties	4,583	4,058
Marketing development funds	2,217	2,378
Other	15,423	17,561
	$150,045	$138,940

6.                          Long-term obligations

The components of long-term obligations were as follows:

	June 30, 2011	December 31, 2010
Accrued royalties	$16,431	14,756
Marketing development funds	9,347	7,253
Other	1,964	2,715
	$27,742	$24,724

7.                          Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss), net of taxes, were as follows:

	June 30, 2011	December 31, 2010
Wavecom S.A. stock options	$178	$136
Unrealized loss on short-term investments	(728)	(728)
Foreign currency translation adjustments	1,640	(4,879)
	$1,090	$(5,471)

8.                          Share-based payments

Stock-based compensation expense

The total stock-based compensation expense was as follows:

	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010

Cost of goods sold, excluding amortization	$97	$124	$210	$259
Sales and marketing	356	395	680	782
Research and development	412	346	802	667
Administration	832	885	1,637	1,736
	$1,697	$1,750	$3,329	$3,444

Stock option plan	$761	$825	$1,587	$1,639
Restricted stock plans	936	925	1,742	1,805
	$1,697	$1,750	$3,329	$3,444

As of June 30, 2011, the unrecognized compensation costs related to non-vested stock options and RSUs were $5,318 and $6,091 (2010 — $5,312 and $4,652), respectively, which are expected to be recognized over weighted average periods of 2.9 and 2.2 years (2010 — 2.4 and 1.9 years), respectively.

Stock option plan

The following table presents information on all stock option activity for the period:

	Three months ended June 30, 2011	Six months ended June 30, 2011
Outstanding, beginning of period	2,488,506	2,259,728
Granted	—	637,936
Exercised	(44,429)	(71,938)
Forfeited	(42,881)	(62,986)
Expired	(10,000)	(371,544)
Outstanding, end of period	2,391,196	2,391,196

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan shall be the lesser of a rolling number equal to 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  Based on the number of shares outstanding as at June 30, 2011, stock options exercisable into 738,276 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The intrinsic value of a stock option is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the amount an employee must pay to acquire the stock.  The aggregate intrinsic value of stock options exercised in the three and six months ended June 30, 2011 was $255 and $389, respectively (three and six months ended June 30, 2010 - $21 and $28, respectively).

Restricted share plans

The following table presents information on the restricted share plans’ activity for the period:

	Three months ended June 30, 2011	Six months ended June 30, 2011
Outstanding, beginning of period	932,124	827,991
Granted	—	456,465
Vested	(1,884)	(346,500)
Forfeited	—	(7,716)
Outstanding, end of period	930,240	930,240

We have two market based restricted share unit plans, one for U.S. employees and the other for all non-U.S. employees, and a new treasury based restricted share unit plan, approved May 17, 2011 (collectively, the “RSPs”).  The RSPs further our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of shares (or cash in lieu) to settle vested RSUs.  With respect to the treasury based RSP, the maximum number of common shares which the company may issue from treasury is 1,000,000 common shares.  With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the date of the grant.  In February 2010, the non-U.S. employee market-based restricted stock plan was amended to allow grants to employees in France.  Under the amendment, grants to employees in France will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.  All vested RSUs will be settled upon vesting by delivery of one common share of Sierra Wireless, Inc. (or cash in lieu) for each vested unit.

The aggregate intrinsic value of RSUs that vested in the three and six months ended June 30, 2011 was $22 and $4,032, respectively (three and six months ended June 30, 2010 - $251 and $3,169, respectively).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period.  Grants to French employees are expensed over a two-year vesting period.

9.                          Non-controlling interest

On June 8, 2011, the tax hold period expired on the vested shares held by Wavecom S.A. employees under their long-term incentive plan.  For the three and six months ended June 30, 2011, we acquired 123,900 shares at €8.50 per share.  The obligation for the remaining 23,250 shares at €8.50 per share has been recorded as at June 30, 2011 and is classified under accrued liabilities.

10.                   Restructuring costs

The Company’s restructuring expenses and related provisions were as follows:

	Workforce Reduction	Facilities	Total
Balance, December 31, 2010	$1,975	$1,771	$3,746
Expensed in period	307	18	325
Disbursements	(1,307)	(241)	(1,548)
Adjustments	(111)	17	(94)
Foreign exchange	34	5	39
Balance, March 31, 2011	$898	$1,570	$2,468

Expensed in period	$58	$(408)	$(350)
Disbursements	(352)	(298)	(650)
Adjustments	(113)	(7)	(120)
Foreign exchange	1	(1)	—
Balance, June 30, 2011	$492	$856	$1,348

Classification:
Accounts payable and accrued liabilities	$492	$507	$999
Other long-term obligations	—	349	349
	$492	$856	$1,348

The following table provides restructuring liability by initiative:

	Workforce Reduction	Facilities	Total
September 2010 restructuring	$397	$—	$397
May 2009 restructuring	—	745	745
Wavecom S.A. and prior restructurings	95	111	206
	$492	$856	$1,348

11.                   Integration costs

During the three and six months ended June 30, 2011, we incurred integration costs related to the acquisition of Wavecom S.A. of $765 and $1,305, respectively (2010 - $1,631 and $3,477, respectively), primarily for costs related to the office space optimization in France and for information technology consultants retained to implement an integrated Customer Resource Management system.  Integration costs in the second quarter of 2010 included costs related to IT consultants for the integration of our Enterprise Resource Planning system and employees retained for integration activities.

12.                   Financial Instruments

(a)    Fair value presentation

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

Level 1	-	Quoted prices in active markets for identical assets or liabilities.

Level 2	-

Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	-	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to the immediate or short-term maturity of these financial instruments. Short-term investments are recorded at fair value and their carrying value as at June 30, 2011 was $17,470 (December 31, 2010 – $26,404).  We have classified our short-term investments within Level 1 of the valuation hierarchy.  Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximates their fair values.

(b)    Credit Facilities

On January 27, 2011, we signed an amended and restated credit agreement, on similar terms, which extended our revolving facility to January 28, 2013.  As at June 30, 2011, we had $9,685 available on our revolving facility, net of $315 in letters of credit, and were in compliance with the associated covenants.

(c)     Letters of credit

We have entered into a letter of credit under which we have issued performance bonds to ensure our performance to a third party customer in accordance with specified terms and conditions.  At June 30, 2011, we had a performance bond of $315 (December 31, 2010 — $315) that expires in September 2011.  The value of this bond approximates its fair market value.

13.             Contingent Liabilities

(a)         Contingent liability on sale of products

(i)             Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)          We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)       We accrue product warranty costs to provide for the repair or replacement of defective products when we sell the related products.  Our accrual is based on an assessment of historical experience and on management’s estimates.

An analysis of changes in the liability for product warranties follows:

	Three months ended June 30, 2011	Six months ended June 30, 2011
Balance, beginning of period	$4,807	$4,059
Provisions	1,272	4,198
Expenditures	(1,496)	(3,674)
Balance, end of period	$4,583	$4,583

(b)   Other commitments

We have entered into purchase commitments totaling approximately $76,995, net of electronic components inventory of $15,492 (December 31, 2010 — $79,946, net of electronic components inventory of $5,578), with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between July and September 2011.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)     Legal proceedings

In December 2010, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including us.  The plaintiff filed a Notice of Voluntary Dismissal Without Prejudice in respect of this lawsuit in March 2011.

In October 2010, a patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties including

Sprint Nextel Corporation.  The litigation makes certain allegations concerning the wireless modems sold to certain telecommunication carriers, including Sprint Nextel, by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2010, Americans for Fair Patent Use, LLC filed a lawsuit in the United States District Court for the Eastern District of Texas asserting false patent marking by a number of device manufacturers, including Sierra Wireless America, Inc., and telecommunication carrier companies, including Sprint Nextel Corporation and Cellco Partnership d/b/a Verizon Wireless. The litigation made certain allegations that products sold by us and our competitors were falsely marked with a number of patents that had expired or that did not cover the marked products.  In April 2011, a mutually agreeable settlement was reached by the parties which will not have a material adverse effect on our operating results.

In May 2010, a patent holding company, Golden Bridge Technology Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC.  In February 2011, the plaintiff filed a similar lawsuit in the same court asserting patent infringement by a number of additional parties including us.  In both cases, the litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In February 2010, a patent holding organization, Commonwealth Scientific and Industrial Research Organization, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a telecommunication carrier, Cellco Partnership d/b/a Verizon Wireless.  The litigation makes certain allegations concerning the wireless modems sold to the carrier by us.  The plaintiff has since withdrawn its contentions that Verizon Wireless infringes its patents by selling Sierra Wireless products.

In September 2009, a patent holding company, Xpoint Technologies Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including AT&T Mobility LLC.  In the first quarter of 2011, the plaintiff filed a third amended complaint asserting a number of allegations including certain allegations concerning the wireless modems sold to AT&T Mobility LLC by us.  AT&T Mobility LLC has advised us that this litigation has been settled, and we believe that the settlement will have no adverse material effect upon us.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of wireless device manufacturers, including us.  The Texas court has transferred the litigation to the United States District Court for the Northern District of California.  The California court has dismissed the litigation against a number of parties, including us, and there is no right of appeal with respect to this decision.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co., Panasonic Corporation, General Dynamics Itronix Corporation and Fujitsu America and Fujitsu Japan. The litigation, which has been transferred to the United States District Court for the Southern District of California and is in the discovery stage, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us, or our competitors. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  The Court issued a Final Judgment on July 5, 2011 dismissing all claims, counterclaims and third-party claims.

In March and June 2009, a patent holding company, MSTG Inc., filed patent litigation lawsuits in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC and Sprint Spectrum, LP, respectively.  The carriers have notified us that the lawsuits make certain allegations concerning the wireless data cards and modems sold to those carriers by us and our competitors.  In respect of the first matter, the claim construction process has concluded and discovery in the matter is ongoing.  The second matter has been settled by Sprint Spectrum, LP and the terms of the settlement are not currently known to us.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In September 2007, a patent holding company, NTP, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a telecommunication carrier, AT&T Mobility LLC.  In December 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us and we have responded to them.  A decision of the Court of Appeal for the Federal Circuit is pending in respect of the Patent Office’s re-examination decision regarding the patent that the plaintiff claims has been infringed in this lawsuit.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In November 2007, a patent holding company, Technology Patents LLC, filed a patent litigation lawsuit in the United States District Court for the Southern Division of the District of Maryland asserting patent infringement by companies in the cellular phone industry, including a telecommunication carrier, AT&T Mobility LLC. In August 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us and we have responded to them.  The claim construction process has concluded and discovery in the matter is ongoing.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

14.                   Comparative figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

15.      Segmented Information

We implemented a new organizational structure during the fourth quarter of 2010 and we have two reportable segments effective January 1, 2011.

•                  Mobile Computing (“MC”)

•                  Machine-to-Machine (“M2M”)

Our segments have changed from those reported at December 31, 2010.  We have not restated our comparative information as discrete financial information for these two segments is not available for periods prior to January 1, 2011.

	MC	M2M	Total
Three months ended June 30, 2011
Revenue	$65,980	$73,908	$139,888
Cost of goods sold	50,771	50,017	100,788
Gross Margin	$15,209	$23,891	$39,100
Gross Margin %	23.1%	32.3%	28.0%
Expenses			45,370
Loss from operations			$(6,270)

Three months ended June 30, 2010
Revenue	$75,505	$83,611	$159,116
Cost of goods sold	n/a	n/a	112,906
Gross Margin	n/a	n/a	$46,210
Gross Margin %			29.0%
Expenses			49,683
Loss from operations			$(3,473)

Six months ended June 30, 2011
Revenue	$137,527	$146,636	$284,163
Cost of goods sold	105,534	100,065	205,599
Gross Margin	$31,993	$46,571	$78,564
Gross Margin %	23.3%	31.8%	27.6%
Expenses			94,248
Loss from operations			$(15,684)

Six months ended June 30, 2010
Revenue	$138,155	$172,278	$310,433
Cost of goods sold	n/a	n/a	217,889
Gross Margin	n/a	n/a	$92,544
Gross Margin %			29.8%
Expenses			100,527
Loss from operations			$(7,983)

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users.  We had one significant customer during the three months and six months ended June 30, 2011 that accounted for more than 10% of our revenue, comprising sales of $21,421 and $42,317 respectively (three months ended June 30, 2010 – three significant customers comprising sales of $27,876, $18,656, and $16,333, and six months ended June 30, 2010 - $50,302, $45,327, and $36,152).